UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
LAIX Inc.
(Name of Issuer)

Class A ordinary shares, $0.001 par value per share American Depositary Shares, each representing one Class A ordinary share, $0.001 par value per share**
(Title of Class of Securities)

50736W105***
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The American Depositary Shares, each representing one Class A ordinary share, $0.001 par value per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-227351).

*** This CUSIP number applies to the American Depositary Shares, each representing one Class A ordinary share, $0.001 par value per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	Page 2 of 17 Pages

1	Name of Reporting Person:
CMC Lullaby Holdings Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
CO

* Includes 2,760,325 American depository shares (“ADSs”) of the Issuer, each representing one Class A ordinary shares.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 3 of 17 Pages

1	Name of Reporting Person:
CMC Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
PN

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 4 of 17 Pages

1	Name of Reporting Person:
CMC Capital Partners GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		22,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
PN

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 5 of 17 Pages

1	Name of Reporting Person:
CMC Capital Partners GP II, Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

Cayman Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
CO

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 6 of 17 Pages

1	Name of Reporting Person:
LaConfiance Investments Ltd

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

British Virgin Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
CO

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 7 of 17 Pages

1	Name of Reporting Person:
LeBonheur Holdings Ltd

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

British Virgin Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
CO

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 8 of 17 Pages

1	Name of Reporting Person:
Brilliant Spark Holdings Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

British Virgin Islands

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
CO

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 9 of 17 Pages

1	Name of Reporting Person:
Ruigang Li

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization

People’s Republic of China

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING		2,760,325*
PERSON WITH	7	SOLE DISPOSITIVE POWER
		0
	8	SHARED DISPOSITIVE POWER
		2,760,325*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
2,760,325*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%**
12	TYPE OF REPORTING PERSON
IN

* Shares held by CMC Lullaby Holdings Limited and includes 2,760,325 ADSs of the Issuer, each representing one Class A ordinary shares. See Item 4 of the statement for additional information.

** Based on 29,926,647 Class A Ordinary Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 20-F (File No. 001-38657) filed with the Securities and Exchange Commission on April 29, 2021.

CUSIP No. 50736W105	Page 10 of 17 Pages

SCHEDULE 13G/A

Item 1(a)	Name of Issuer: LAIX Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China

Item 2(a)

Name of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

CMC Lullaby Holdings Limited

CMC Capital Partners II, L.P.

CMC Capital Partners GP II, L.P.

CMC Capital Partners GP II, Ltd.

LaConfiance Investments Ltd

LeBonheur Holdings Ltd

Brilliant Spark Holdings Limited

Ruigang Li

The shares reported herein are held by CMC Lullaby Holdings Limited. CMC Lullaby Holdings Limited is a direct and wholly owned subsidiary of CMC Capital Partners II, L.P. The general partner of CMC Capital Partners II, L.P. is CMC Capital Partners GP II, L.P. The general partner of CMC Capital Partners GP II, L.P. is CMC Capital Partners GP II, Ltd. CMC Capital Partners GP II, Ltd. is wholly owned by LaConfiance Investments Ltd. LaConfiance Investments Ltd is wholly owned by LeBonheur Holdings Ltd. LeBonheur Holdings Ltd is wholly owned by Brilliant Spark Holdings Limited. Brilliant Spark Holdings Limited is wholly owned by Mr. Ruigang Li. Each of the foregoing entities and the individual, as a result and by virtue of the relationships described above, may be deemed to beneficially own the shares held by CMC Lullaby Holdings Limited.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

c/o CMC Capital Partners HK Limited

Suite 302, 3/F., Cheung Kong Centre,

No. 2 Queen's Road

Central, Hong Kong

Item 2(c)

Citizenship:

The citizenship of each Reporting Person is as follows:

CMC Lullaby Holdings Limited - Cayman Islands

CMC Capital Partners II, L.P. - Cayman Islands

CMC Capital Partners GP II, L.P. - Cayman Islands

CMC Capital Partners GP II, Ltd. - Cayman Islands

LaConfiance Investments Ltd - British Virgin Islands

LeBonheur Holdings Ltd - British Virgin Islands

Brilliant Spark Holdings Limited - British Virgin Islands

People’s Republic of China
Ruigang Li - China

Item 2(d)	Title of Class of Securities: Class A Ordinary Shares, $0.001 par value

Item 2(e)	CUSIP Number: 50736W105 (ADSs)

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e). ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4

Ownership:

(a). Amount beneficially owned: See the response to row 9 of the cover page for each Reporting Person.

(b). Percent of class: See the response to row 11 of the cover page for each Reporting Person.

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

See the response to row 5 of the cover page for each Reporting Person.

(ii). Shared power to vote or to direct the vote:

See the response to row 6 of the cover page for each Reporting Person.

(iii). Sole power to dispose or to direct the disposition of:

See the response to row 7 of the cover page for each Reporting Person

(iv). Shared power to dispose or to direct the disposition of:

See the response to row 8 of the cover page for each Reporting Person.

Item 5

Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. 50736W105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CMC LULLABY HOLDINGS LTD

By:	/s/ Han Gao

Name: Han Gao

Title: Authorized Signatory

CMC CAPITAL PARTNERS II, L.P.

Acting by CMC Capital Partners GP II, L.P., its general partner

Acting by CMC Capital Partners GP II, Ltd., its general partner

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

CMC CAPITAL PARTNERS GP II, L.P.

Acting by CMC Capital Partners GP II, Ltd., its general partner

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

CMC CAPITAL PARTNERS GP II, LTD.

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

LACONFIANCE INVESTMENTS LTD

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

LEBONHEUR HOLDINGS LTD

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

Brilliant Spark Holdings Limited

By:	/s/ Ruigang Li

Name: Ruigang Li

Title: Director

RUIGANG LI

By:	/s/ Ruigang Li,

Ruigang Li, Individually

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement